UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR
UNDER THE SECURITIES ACT OF 1933

(Mark one)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within 5 business days
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

(Section reference: §227.201(a))

Name of Issuer:

Fly Wilmington LLC

Legal status of issuer:

  Form:
  Limited Liability Company

  Jurisdiction of Incorporation/Organization:
  Deleware

  Date of organization:
  6/1/2021

Physical address of issuer:

115 Compo Road South
Westpot, CT 06880

Website of issuer:

www.FLYWilmingtonNC.com

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$3,630,894.10	$1,418,500.00
Cash & Cash Equivalents	$20,901.53	$8,507.43
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$1,776,500.00	$216,500.00
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$1,722.88	$0
Net Income	($166,605.90)	($101,919.00)



iFly Wilmington

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Maquire Jamison, LLC ("iFLY Wilmington", the "Company," "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("SEC" or "Commission").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.flywilmingtonnc.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is March 18, 2024

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR,

regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this business plan contains "forward-looking information". Except for statements of historical fact, the information contained herein constitutes forward-looking statements.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this plan are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Patrick Maguire
(Signature]

Member/Manager
[Title]

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Patrick Maguire
[Signature]

Member/Manager
[Title]

March 18, 2024
[Date]

/s/George Jamison
[Signature]

Member/Manager
[Title]

March 18, 2024
[Date]

/s/David Soler
[Signature]

Member/Manager
[Title]

March 18, 2024
[Date]

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

DIRECTORS AND OFFICERS

(Code of Federal Regulations reference: §227.201(b))

Directors of The Company

The Company does not have a board of directors.

Officers of The Company

Name	Position	Dates of Service	Principal Occupation	Principal Employer
David J. Soler	Chief Operating Officer	07/1/2021 – Present	Chief Operating Officer	FLY Wilmington, LLC
Patrick M. Maguire	Co-Owner	07/1/2021 – Present	Special Operations Officer	Department of Defense
George H. Jamison	Co-Owner	07/1/2021 – Present	Corporate Communications Practice Leader	Spencer Stuart

Patrick M. Maguire, Founder / Co-Owner

Patrick Maguire is an active-duty Major in the U.S. Marine Corps, with 17 years of active service who is set to retire on April 30, 2024. For the past 13 years, Patrick has served as a Special Operations Officer in the Marine Special Operations Command (MARSOC), including 11 combat deployments throughout the Middle East and Africa. Over the past 11 years, he has been qualified as a certified military freefall operator in the elite Marine Corps Raider jump program, including the planning and execution of military freefall training and operations. Patrick is also a United States Parachute Association Class C license holder and certified Coach.

George H. Jamison, Co-Owner

George Jamison is a partner with Spencer Stuart, a global leadership advisory and executive search firm with offices throughout North America, Europe, Asia, and Latin America. He runs the firm's global Corporate Communications and Investor Relations search practice and formerly managed the firm's office in Stamford, CT, a $40 million profit center with approximately 75 professional employees.

Prior to joining Spencer Stuart, George was a senior executive on the leadership teams of several Fortune 500 companies, most recently United Technologies Corporation, where he served as the chief

communications officer. Prior to United Technologies, George served in similar roles on the leadership teams of Hughes Electronics, and CNBC, where he was part of the executive team that "put the network on the map" in the mid-late 1990s.

George began his career in the U.S. Air Force, where he served as a media relations action officer on the staff of the Secretary of the Air Force in the Pentagon, and earlier as director of communications for the Arnold Engineering Development Center, the world's largest complex of wind tunnels, space chambers, jet engine, and rocket motor test cells, and ballistics ranges.

David J. Soler, Chief Operating Officer

Dave Soler is a Captain in the U.S. Marine Corps who recently transitioned into the reserves from active duty after 7 years of service. During his time in the U.S. Marine Corps, Dave served as a Ground Supply Officer at Camp Lejeune, NC, with 1 combat deployment in the Middle East. Most recently, Dave served as the Operations Officer for a three-state recruiting station, overseeing all Marine Corps recruiting operations in Maryland, West Virginia, and Virginia. Before active service, Dave was the Sponsorship Coordinator for Live Nation, Connecticut. As a member of the sales team, Dave executed local, regional, and national sponsorship contracts within all Live Nation CT venues. Dave earned a Bachelor of Arts Degree from the University of Connecticut and a Master's in Business Administration from American Military University.

PRINCIPAL SECURITY HOLDERS

(Code of Federal Regulations reference: §227.201(c))
Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Maguire Jamison LLC	790,000 Common Units	95%

*The above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

DESCRIPTION OF THE BUSINESS

(Code of Federal Regulations reference: §227.201(d))
Business Update

The calendar year 2023 was an enormous year for FLY Wilmington LLC. After a full year of a successful RegCF campaign, we brought in $371,500 which proved to be critical in raising and providing enough capital for our overall $13.95 Million SBA 504-backed loan. In fact, on December 28, 2023, we officially closed our SBA-backed loan through Newtek One Bank, Lincoln Capital Group, and the assistance of 504 Capital which serves as the intermediary between borrowers and the SBA. Starting in January 2024, iFLY Wilmington has officially broken ground with an expected opening date of Labor Day Weekend, September 2024.

Product

iFLY Wilmington is an Indoor Skydiving Facility that provides a year-round, indoor, fun, educational, safe, training, and entertaining environment for persons of all ages, abilities, and skill levels.

Customers

The target audience for iFLY Wilmington will center around the categories (of all genders) that, through detailed corporate research, produce the highest sources of revenue: family flyers, groups and events, sports flyers, and military training. Additionally, iFLY Wilmington presents a unique advantage for additional customers and revenue streams as it will be located in the center of a highly successful and ever-expanding tourist destination, and will serve as a significant attraction for the neighboring 50,000 United States Marines and their families located in and around Camp Lejeune, just 35 miles to the northeast (including the Headquarters and operational center of the Marine Special Operations Raiders and two renowned Marine Reconnaissance units). In total, iFLY Wilmington will serve a consumer and military population of more than 4 million consumers within a target 60-mile radius of its location, the proven demographic market area for existing iFly facilities in other locations.

Future of the Company

The world and sport of indoor skydiving (also known as Body Flight) continue to go grow globally. With 89 iFLYs in existence throughout the world, the iFLY and Sky Ventures family proudly reports that there has never been a failed business throughout its' 20 years of existence. iFLY facilities worldwide are proven to generate strong cash revenues with rapid ROI and high EBITDA margins.

Mission Statement

The mission of iFLY Wilmington is to provide a world-class recreational and training facility that serves a diverse population of customers ranging from beginners to seasoned enthusiasts and military professionals in the greater Wilmington, North Carolina area, and create a safe and fun Indoor Skydiving experience that makes "The Dream Of Flight A Reality for Everyone."

Legal Structure

iFLY Wilmington is a branded operating facility owned by FLY Wilmington LLC, a Limited Liability Company, organized in Delaware.

Market Research

iFLY Wilmington, NC will join the rapidly expanding Indoor Skydiving industry. Established in 1998, iFLY has established a secure position as the global market leader with 75% market share serviced by 89 iFLY Indoor Skydiving facilities globally; all of which are operating profitably. With 89 operating wind tunnels in 19 countries, iFLY has flown over 8 million people across 5 continents. Rather than dropping a person from a plane at 120 mph, the indoor wind tunnel blows air upward at 120 mph allowing the participant to fly on a cushion of air. iFLY Wilmington's closest competitor, Paraclete XP, offers a similar experience in a smaller and less capable facility and is located approximately 100 miles away (a trip of more than 2.5 hours by car) in Raeford, NC. This distance is proven to be unacceptable by the skydiving (military and civilian) community and the targeted audiences who bring in the largest revenue, ages 4-14. The closest iFLY facility is located

in Charlotte, NC; approximately 200 miles and more than 4 hours from Wilmington.

Detailed Description of Customers



REVENUE TRINITY

Enthusiasts (33%): Experienced Skydivers, Wind Tunnel / Body Flight Enthusiasts, and Military (SOF) Jumpers

Locals (33%): First Time Flyers, STEM Programs, and Corporate Events

Tourists (33%): First Time Flyers, Local Entertainment Seekers

iFLY Wilmington intends to service more than 26,000 individual flyers per year. Although across the iFLY family the top demographic producing the highest consistent revenue lies within the ages of 4-14 years (all genders), iFLY Wilmington plans to leverage its unique location to target three specific customer demographics; Enthusiasts/Military Professionals, Locals, and Tourists. This market approach has been successfully proven by the iFly franchise facility in Virginia Beach, VA, and we have a high degree of confidence it can be successfully replicated in the Wilmington, NC location.

Enthusiasts: Experienced Skydivers / Wind Tunnel Enthusiasts and Military (Special Operations Forces)

- Experienced Skydivers / Wind Tunnel Enthusiasts: Wilmington, NC is home to a robust and mature Skydiving community ranging from Amateur to Professional Skydivers who participate in their skydiving activities primarily out of Southport, NC; 45-60 mins South of iFLY Wilmington. However, this "real world" jumping is only feasible for ½ of the calendar year and often requires those jumpers to travel hundreds of miles to even the closest indoor training facility, Paraclete XP in Raeford, NC (if tunnel time is available).

- Military (Special Operations Forces): Approx. 35 miles North of iFLY Wilmington lies Camp Lejeune, NC; home of 50,000 active duty United States Marines. Specifically, the target population is the Marine Special Operations Command (MARSOC) Raiders, 2nd Reconnaissance Battalion, and 2nd Force Reconnaissance Company; all with fully developed and expanding Military Freefall programs which require significant "tunnel time" throughout the qualification process and to maintain certification. Currently, these programs lack an indoor skydiving training facility, requiring the Marine Corps to transport marines and equipment hundreds of miles at significant government expense to a variety of privately-owned indoor skydiving facilities of similar (and in some cases less) capabilities to those that will be offered by iFLY Wilmington. These programs currently serve more than 1,000 qualified MFF

professionals and cost tens of millions of dollars annually. Included in these costs are hundreds of thousands of dollars annually to facilitate jump training that includes expensive transportation costs, per diem, and meals & incidentals; all on top of the indoor training fees.

Locals: According to Visit North Carolina, a Wilmington Business Development partnership, the 5 counties surrounding iFLY Wilmington, all within 60 miles, are home to approximately 700,000 people (as of 2020); without the seasonal influx of tourists Memorial Day through Veterans Day. That population is projected to grow close to 800,000 by 2030.

- First-Time Flyers: Detailed research and analysis show that iFLY's most profitable demographic lies within the "First Time Flyer" category, ages 4-14, regardless of location. iFLY Wilmington will continue to leverage this demographic and tailor sales and marketing staff and strategies accordingly.

- Science, Technology, Engineering, and Mathematics (STEM): Given Wilmington's immediate proximity to several prominent and nationally recognized Universities, vocational schools, and highly rated public school systems, iFLY Wilmington will work with local and regional educational centers to leverage the opportunity to educate, allow students to understand, and experience the technical and scientific side of human flight. ("It's so much more than a lesson – it's an enriching day of fun and learning that they'll remember the rest of their lives" – iFLYWorld.com)

- Corporate Events: Historically, Corporate field trips and team-building events represent a lucrative market, with a larger customer size per visit as compared to the First Time Flyer demographic. In Europe alone, corporate events account for 20% of iFLYs' revenue. However, in the US, corporate events account for only 2% of revenue simply due to a lack of sales and marketing concentration. iFLY Wilmington will use the deep executive experience of its owners to pursue this promising and relatively price-insensitive market from day one.

Tourists: According to Visit North Carolina, in the surrounding counties around iFLY Wilmington, during 2020, visitors accounted for an influx of $1.7 billion of spending. 89% of those visitors traveled by vehicle while 90% of those visitors traveled for leisure. 39% of the visitors traveled from within NC.

iFLY Wilmington will partner with local tourist boards and economic development agencies to promote iFly as a significant regional attraction for tourists and vacationers and will market directly to vacationers through local partnerships and direct outreach.

- First-Time Flyers / Local Entertainment Seekers: The same demographic applies from the Locals category, however, can be expanded to an older age demographic as well. iFLY will capitalize on tourists' natural inclination to seek out fun, new, and exciting experiences, and the sites under consideration for this facility will be located on Eastwood Road, a highly-traveled thoroughfare with an average daily traffic passage of 22,500 cars per day, and near the two major interstate highways most commonly traveled into and out of Wilmington and the surrounding counties.

Unique Company Advantages

iFLY Wilmington will be the only indoor skydiving facility within 2.5 – 3 hours of Wilmington, NC, a vibrant and prosperous community with a robust tourism industry and close proximity to a significant population of young military families who are naturally inclined to seek physical activities for entertainment and enjoyment. Additionally, with an exponentially growing and purpose-driven military freefall population within 30 minutes of the facility, the owners of iFLY Wilmington have subject matter expertise in the intricacies of Special Operations Forces training and requirements and a rare and unique network of contacts and influence. This important population of patriots and selfless personnel will account for a meaningful portion of iFLY Wilmington's business for the indefinite future given that: 1) USMC forces do not currently own nor have plans to build an indoor skydiving facility in Camp Lejeune; 2) Marine Special Operations Command has approved plans to stand up a new and innovative Marine Raider Airborne Course requiring several hundreds of hours per year of mandatory indoor wind tunnel training, with no facilities within 100 miles; and 3) there is an opportunity to save the DoD significant money in per diem and transportation costs for both personnel and equipment.

Regulations

iFLY Wilmington will comply with all Federal and NC state business regulations, environmental regulations, and International Body Flight Association (IBA).

Product/Service

Services Include:

- Military Freefall Training Facility
- Body Flight Sport Training Facility
- Virtual Reality Skydiving Experience
- Body Flight School (all ages)
- Children's New Flyer Experience
- Corporate Off-Site Leadership and Staff Development Experience
- STEM apparatus via local middle school, high school, university/college, and vocational schools
- Video, photo, and clothing memorabilia for the iFly experience

Pricing Structure*

iFLY Wilmington's proposed pricing structure is based on a detailed market analysis of existing iFLY facilities with similar customer demographic and revenue structures. The below pricing structure is based on the nearby Virginia Beach, VA franchise wind tunnel, on a single flyer utilizing the indoor wind tunnel for 1-minute intervals (additions noted):

- **First Time (1 – 5 Flyers**): Includes Flight Gear Rentals, Pre-Flight Training, One-on-One Flight Instruction, Personalized Flight Certificate, and Personalized Flight Feedback
    - 2 Flights per Person: $65.77
    - 3 Flights per Person: $90.09
    - 4 Flights per Person: $112.61
    - 5 Flights per Person: $133.33

- o Friends & Family 10 Flights (for up to 5 people): $61.00
  - ▪ Additions: 10 flights shared between 1-5 people, 5 video clips from flight session
- o 2 Flights + Virtual Reality per Person: $94.95
  - ▪ Additions: 1 Virtual Reality flight: Skydive the world, BASE Jump into the Alps, or Fly like a Dragon (How to Save Your Dragon): Available for flyers 6+ years old and up to 260lbs
- **Groups (6+ Flyers):** Includes 2 Flights per person, 15% off when you fly with 6 or more people, Flight Gear Rental, Pre-Flight Training, One-on-One Flight Instruction, Personalized Flight Certificate, Photos and Videos for each flyer
  - o 2 Flights for Groups (for groups of 6+): $71.00 per person
- **Returning Flyers:** Includes All Equipment Rental, Dedicated Flight Instructor, All flights must be flown within one 30 minute session
  - o 4 Return Flights (for one person): $108.11
  - o 6 Return Flights (for up to two people): $162.16
  - o 10 Return Flights (shared between up to five people): $247.75

*subject to change

Intellectual Property Rights

iFLY will abide by all Intellectual Property Rights of the iFLY brand and standard operating procedures; such as logo, general pricing options, rules and regulations for the operation of an indoor wind tunnel, general operating procedures (including online marketing and sales).

Marketing & Sales

iFLY Wilmington will communicate with its customers by:

- Meeting with local targeted companies, schools, institutions, and clientele
- Partnering with local tourism and economic development organizations
- Advertising in most trafficked/visited tourist locations
- Utilizing the established iFLY branded website
- Using social media such as Twitter, YouTube, Facebook, Tiktok, and LinkedIn

iFLY Wilmington will initially employ a single Sales and Marketing Manager. As profits increase and if deemed necessary, iFLY Wilmington will look to add a Sales and Marketing Assistant to assist with additional clientele markets and account management/coordination. This individual will also provide company social media and online marketing support. The company will increase awareness of our targeted customers through online advertising, proactive public relations campaigns, word of mouth recommendations and direct outreach to the military and skydiving communities, outreach to local colleges, universities, and primary education institutions, and by leveraging our natural brand advertising via our site location on a high-traffic main thoroughfare.

CURRENT NUMBER OF EMPLOYEES

(Code of Federal Regulations reference: §227.201(e))
Current number of employees: 3

RISK FACTORS

(Code of Federal Regulations reference: §227.201(f))

"Best-Efforts" Offering

The offering of these securities is on a "best-efforts" basis. The Company has not contracted with an underwriter, placement agent, or any other person to purchase or sell all or a portion of its securities and there is no assurance that it can sell or any of the securities.

No guarantee of return

Investors are entitled to receive a return on their investment only through the securities offered. The Company has sole discretion in determining when or if to make cash distributions to Investors. There is no guarantee that the Company will ever pay any cash distributions to Investors. There is no guarantee that the value of any investor's capital account will be preserved, and investors must be able to bear the risk of the total loss of their investment in the Company. Investments in the Company are not insured by FDIC, SIPC, or any other governmental or private entity. Investors should be prepared to suffer a total loss of their investment in the Company. The return to Investors and the future value of the investment will depend on several factors which cannot be predicted and may be beyond the control of the Company. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company depends on many factors, including general, local, and industry-related economic conditions. If the Company does not generate sufficient revenues, the Investors may not receive any return at all and may lose all their investment. If the Company ceases operations, liquidates, dissolves, winds up, has its assets assigned to creditors, or otherwise experience an event that causes a change in control, ("Change in Control") Investors may not recoup part or all their investment from the Company.

No market and no liquidity

The securities in this Offering are illiquid. That means there is no ready market for the sale of such securities, that it may be difficult or impossible to sell or otherwise dispose of this investment, and Investors should be prepared to hold this investment indefinitely.

Investors will not become owners of the Company

Investors will not become owners, members, officers, directors, or partners of the Company and shall have no voting rights. Investors are not entitled to any of the Company's assets, cash flow, or profits, other than specific rights set forth in the security Offering. Since Investors will have no voting rights, you will have little or no ability to influence the affairs of the Company.

Securities are unsecured obligations

The Company's obligations under the securities offered are unsecured obligations. This means the security is not protected by a guarantor or collateralized by a lien on specific assets of the borrower in the case of a

bankruptcy or liquidation or failure to meet the terms for repayment, except as specifically detailed in the Offering statement and security agreement.

Franchise and software license agreements

The Company has entered into a franchise agreement and a software licensing agreement with iFLY Franchising, LLC. The Company's ability to execute its business plan requires the Company to comply with the agreements. Should the agreements be terminated for any reason, it could have a material effect on the ability of the Company to conduct business as proposed.

No operating history

The Company is a start-up company with no operating history and faces competition from larger, more established, and better-financed competitors offering similar services. Although the Company believes that its product offerings will prove to be a key differentiator and allow the Company to capture market share, there can be no guarantee that it will be successful.

Customers

The success of the Company's business plan rests on its ability to identify and obtain customers for its products. The Company has no prior experience in building this type of business, and there can be no assurance that the Company will be successful in its efforts. The inability of the Company to develop a diverse base of customers would have a substantial negative impact on the Company and your investment. The Company intends to enter into a relationship with the United States Department of Defense to provide flight time for training of military personnel. They do not currently have an agreement in place and if they don't provide that service, revenues could be adversely affected.

Supplier relationships

The Company will rely on various suppliers within its supply chain. If the Company is unable to continue these supplier relationships, or the various third parties fail to perform, it may have a material adverse effect on the Company's operational and financial performance.

A small team of professionals with limited industry experience

The Company currently depends upon the ability, skill, and experience of its key personnel. If some key personnel are unable to perform their duties as anticipated, either through unforeseen health issues or premature death, the ability to execute the business plan will be negatively affected. The Company does not currently maintain key person life or disability insurance.

Regulatory Risk

The Company must comply with local, state, and federal rules and regulations. If the Company fails to comply with a rule or regulation it may be subject to fines or other penalties, or its status may be lapsed, revoked, or suspended. The Company may have to stop operating, and you could lose your entire investment.

The unpredictability of future results

The projected results of the Company's financial position and business operations as reflected in the Financial Projections are based upon certain assumptions and estimates made by Company's management. Actual future financial performance and operating results of the Company may be subject to fluctuations resulting from several factors, many of which are outside the control of the Company. Under no circumstances should such information be construed to represent or predict that the Company will achieve any particular results. We may not be able to generate sufficient cash flow from operations to make scheduled principal and interest payments on the Security. The default provisions are detailed in the Security Agreement.

Management's discretion as to use of proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and use of the proceeds of the Offering. While the use of the proceeds as detailed in the Offering Materials is management's intent, management will have the discretion to adjust the use of proceeds as it deems appropriate and in the best interest of the Company.

Additional capital may be required

Although the Company believes the proceeds of this Offering will provide adequate funding to develop and successfully support its business plan, the Company offers no such assurances. If the Company's cash requirements exceed current expectations, the Company may need to raise additional capital. Additional capital could include conducting another crowdfunding raise. There is no guarantee that securing additional capital on acceptable terms will be available when needed. The inability to obtain capital when needed could have a material adverse effect on the Company, including requiring the Company to experience a change in control or possibly terminate its operations. In either of these scenarios, Investors could lose all, or a significant portion of, their investment. If we incur additional debt, your security may be subordinate to the payment of principal or interest on such future debt and our ability to pay our obligation on the Security may be adversely affected.

Business Interruptions

Our product offerings, operations, and the location of our business are vulnerable to damage or interruptions from earthquakes, fires, floods, power losses, telecommunication failures, terrorist attacks, acts of war, human errors, break-ins, pandemics, and similar events. A significant natural disaster could have a material adverse impact on our business, financial condition, and results of operations that our insurance

coverage may be insufficient to compensate the Company for losses that may occur. The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company cannot guarantee that it will resume operations in the future.

Uncertainty in global economic conditions

Our operations and performance depend on economic conditions. The current economic environment continues to be uncertain. We may experience decreased revenues and increased costs that may negatively affect our revenue projections. We cannot predict the timing, strength, or duration of any economic slowdown or subsequent recovery in our industry. These and other economic factors could have a material effect on our financial condition and operating results.

Tax Considerations

The information contained in the Offering Materials is general in nature and based on authorities that are subject to change. The Company guarantees neither the accuracy nor completeness of the preceding information that describes taxes and is not responsible for any errors or omissions or results obtained by others because of reliance upon such information. The Company assumes no obligation to inform prospective Investors or Investors of any changes in tax laws or other factors that could affect their investment in this security. The offering materials do not, and are not intended to, provide legal, tax, or accounting advice, and prospective investors and investors should consult their tax advisors concerning the application of tax laws to their particular situations.

Unforeseen risks

In addition to the risks listed above, businesses are often subject to unforeseen risks. It is not possible to foresee all risks. Investors are encouraged to carefully analyze the risks and merits of an investment in the Securities prior to making an investment.

OWNERSHIP AND CAPITAL STRUCTURE

(Code of Federal Regulations reference: §227.201(m))

The Offering

Terms of the securities being offered

The securities being offered are Patriots Business Bonds, as defined in the Purchase and Investment Agreement, which are unsecured debt obligations of the Company. The Patriots Business Bonds were issued in $1,000 increments with a minimum investment amount of $2,000. The interest rate is the Prime interest rate plus 2% as published in the Wall Street Journal on the date an investor's investment was part of an escrow closing, with interest being paid semi-annually. The term of the Patriots Business Bonds is 5 years. The Company is seeking to raise a target amount of **$1,000,000** with a maximum amount of **$5,000,000** from potential Investors through the offer and sale of the securities. The Purchase and Investment Agreement details all terms of the offering and should any information in this document be different than the

information contained in the Purchase and Investment Agreement, the Purchase and Investment Agreement will govern. The securities entitle the Investor to receive interest payments as detailed in Appendix I of the Purchase and Investment Agreement. Payments shall continue until the earlier of: (i) the term of the Purchase and Investment Agreements; or (ii) the termination of this Agreement as provided herein.

Do the securities offered have voting rights? ☐ Yes ☒ No

Are there any limitations on any voting or other rights identified above? ☐ Yes ☒ No

How may the terms of the securities offered be modified?

This Security Agreement may not be modified or amended except pursuant to a written instrument signed by the Company and the holders of a majority of the then outstanding principal amount of the Patriots Business Bonds. Except as otherwise expressly provided herein, the Security Agreement represents the entire agreement between the relevant parties regarding the subject matter hereof and supersedes all prior or contemporaneous communications, promises, and proposals, whether oral, written, or electronic, between them.

How can the exercise rights held by the principal shareholders of the issuer affect the purchasers of the securities being offered?

Notwithstanding anything contained herein to the contrary, the obligations of the Company to the Investor under this Agreement shall be unsecured obligations of the Company. The obligations in this Agreement are the corporate obligation of the Company only and no recourse shall be had against any past, present, or future member or owner of the Company directly. The rights and indebtedness evidenced by this Agreement are subordinated in right of, to the extent and in the manner set forth in the paragraph below, to all other indebtedness of the Company created prior to the date of this Agreement, exclusive of any indebtedness to existing members of the Company (such indebtedness, the "Prior Debt"). This Agreement does not convey to Investor any voting rights as related to the operations of the Company.

Nothing in the terms of this Offering prohibits or otherwise prevents the Company from securing future funding by any means determined appropriate by the Company. Upon request by the Company, and provided that no unexcused default shall have occurred under this Agreement, the Investor agrees to enter into a mutually acceptable and commercially reasonable subordination agreement with a commercial bank or other lending institution subordinating the Company's obligations to the extent and in the manner set forth in the paragraph below to up to the lesser of (a) the principal amount of the indebtedness to such bank or institution, or (b) the amount outstanding under this Agreement.

If there shall occur any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization, or arrangements with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation, or any other marshaling of the assets and liabilities of the Company, (i) no amount shall be paid by the Company to the Investor under this Agreement unless and until the principal of and interest on the Prior Debt then outstanding shall be paid in full, and (ii) no claim or proof of claim shall be filed with the Company by or on behalf of the Investor which shall assert any right to receive any payments under this Agreement except subject to the payment in full of the principal of and interest on all of the Prior Debt then outstanding.

Provide the name and ownership level of each person, as of the most recent practicable date but no earlier than 20 days prior to the date of the offering statement or report is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Maguire Jamison LLC	790,000 Common Units	95%

How are the securities being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

The securities are valued at the face value of the Patriots Business Bonds.

What are the risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

There are no risks to purchasers of the securities relating to minority ownership in the issuer.
Nothing in the terms of this Offering prohibits or otherwise prevents the Company from securing future funding by any means determined appropriate by the Company.

The Company may, in its sole discretion, at any time prior to the payment in full of the Growth & Development Bond Amount, Buy-Out the Company's obligations to the Investor under this Agreement and terminate this Agreement by paying the Investor an amount equal to all outstanding principal and accrued interest.

Upon a Change of Control at any time prior to the maturity date, all outstanding principal and accrued interest shall be due and payable to the Investor prior to, or simultaneously with, the closing of such Change of Control.

What are the restrictions on transfer of the securities being offered?

Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U. S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at

the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. See Exhibit 3.

WHAT ARE THE MATERIAL TERMS OF ANY INDEBTEDNESS OF THE ISSUER?

(Code of Federal Regulations reference: §227.201(p))

| CO-BORROWERS: | Maguire Jamison, LLC |
| | FLY Wilmington, LLC |

| PROPERTY ADDRESS: | 1441 Eastwood Road |
| | Wilmington, North Carolina 28405 |

SOURCES & USES OF PROCEEDS:

Uses of Funds:			
	Construction	$8,195,560	59%
	Machinery & Equipment	$2,855,000	20%
	FF&E	$200,000	1%
	Construction Contingency	$819,556	6%
	Interest Reserve	$650,000	5%
	Soft Costs	$636,000	5%
	Construction Funds Control	$85,000	1%
	Eligible Transaction Costs	$508,884	4%
	Total Uses of Funds	**$13,950,000**	**100%**
Sources of Funds:	Newtek Bank, N.A. Permanent 1st Leasehold DOT Loan	$6,975,000	50%
	Lincoln Capital Group Interim 2nd Leasehold DOT Loan	$4,185,000	30%
	Borrower Equity Contribution	$2,790,000	20%
	Total Sources of Funds	**$13,950,000**	**100%**

LOAN TERMS:

	Newtek Bank, N.A. Permanent 1st Leasehold Deed of Trust Loan	Lincoln Capital Group Interim 2nd Leasehold Deed of Trust Loan	SBA Permnanent 2nd Leasehold Deed of Trust Loan (Gross Debenture)
Loan Amount	$6,975,000	$4,185,000	$4,300,000
Lender	Newtek Bank, National Association	Lincoln Capital Group	U.S. Small Business Administration
Loan Fee	3.50%	TBD	See SBA Authorization
Loan Administration	$9,870	TBD	Not Applicable
Construction Monitoring	$11,200	TBD	Not Applicable
Interim Interest Rate Index	WSJ Prime	WSJ Prime	Not Applicable
Interim Spread Over Index	3.25%	TBD	Not Applicable
Interim Initial Rate/Rate Floor* (as of 11/6/2023)	11.75%	TBD	Not Applicable
Interim Rate Adjustment Period	Monthly	Monthly	Not Applicable
Permanent Interest Rate Index	5 Year US Treasury	Not Applicable	10 Year US Treasury
Permanent Spread Over Index	4.50%	Not Applicable	TBD
Permanent Rate/Rate Floor for Life of Loan* (as of 11/6/2023)	9.10%	Not Applicable	Not Applicable
Permanent Rate Adjustment Period	72 Months (12 Months I/O during the Permanent Period)	Not Applicable	Fixed
Interim Loan Term	12 Months	12 Months	Not Applicable
Interest Accrual Method	Actual/360	Actual/360	Actual/360
Permanent Loan Amortization	360 Months	Not Applicable	300 Months
Permanent Loan Term	132 Months	Not Applicable	300 Months
Estimated Permanent Loan Payment (Monthly P&I)	$27,418.29	Not Applicable	$30,997.63

DESCRIBE ANY EXEMPT OFFERINGS CONDUCTED WITHIN THE LAST THREE YEARS.

(Code of Federal Regulations reference: §227.201(q))

Date of the offering	Offering exemption relied upon	Type of securities offered	Amount of securities sold and use of proceeds	Use of Proceeds
3/31/2022	Regulation CF	Debt	$371, 500	Working Capital

OTHER RELATED TRANSACTIONS

(Code of Federal Regulations reference: §227.201(r))

Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) **any director or officer of the issuer;**
(2) **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
(3) **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
(4) **any immediate family member of any of the foregoing persons.**

☐ Yes ☒ No
If yes, for each transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
None			

COMPLIANCE WITH REPORT REQUIREMENTS

(Code of Federal Regulations reference: §227.201(x))

Has the issuer failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past?
☐ Yes ☒ No
If yes, for each transaction, disclose the following:

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)

FLY Wilmington LLC

Profit and Loss
January - December 2023

	TOTAL
▾ Income	
Uncategorized Income	-454.28
Total Income	**$ -454.28**
GROSS PROFIT	$ -454.28
▾ Expenses	
60100 Pre Construction	68,467.65
60200 Payroll	57,147.70
60400 FICA and Medicare Tax	4,351.00
60410 Unemployment ;Payroll Taxes	338.04
60420 Taxes Paid	1,722.88
60500 Insurance	3,676.00
60600 Accounting	10,321.25
60700 Legal	16,214.74
63300 Other Professional Services	1,000.00
66000 Payroll Expenses	1,246.69
68225 Subscriptions	1,665.67
Total Expenses	**$166,151.62**
NET OPERATING INCOME	$ -166,605.90
NET INCOME	$ -166,605.90

FLY Wilmington LLC

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-166,605.90
Adjustments to reconcile Net Income to Net Cash provided by operations:	
24000 Payroll Liabilities	0.00
24040 Payroll Liabilities:NC w/hold Payable	0.00
24050 Payroll Liabilities:NC-state Unemployment Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**0.00**
Net cash provided by operating activities	**$ -166,605.90**
INVESTING ACTIVITIES	
17030 Wind Tunnel Equipment	-2,190,000.00
18000 Security Deposits	-10,000.00
Net cash provided by investing activities	**$ -2,200,000.00**
FINANCING ACTIVITIES	
25001 Promissory Note	1,405,000.00
30100 Patriot Business Bond Investor Contributions	155,000.00
30200 MaguireJamison LLC Equity:MaguireJamison Capital Contribu	819,000.00
Net cash provided by financing activities	**$2,379,000.00**
NET CASH INCREASE FOR PERIOD	**$12,394.10**
Cash at beginning of period	8,507.43
CASH AT END OF PERIOD	**$20,901.53**

Friday, April 26, 2024 11:04 AM GMT-04:00

FLY Wilmington LLC 🖉

Balance Sheet
As of December 31, 2023

	TOTAL
▾ ASSETS	
▾ Current Assets	
▾ Bank Accounts	
10000 Dogwood Checking	20,901.53
Total Bank Accounts	**$20,901.53**
Total Current Assets	**$20,901.53**
▾ Fixed Assets	
17000 Organization Costs	5,203.40
17005 Start-Up Costs	276,880.90
17030 Wind Tunnel Equipment	2,890,000.00
17035 Construction	373,633.27
17065 Software	0.00
17070 Furniture and fixtures	29,275.00
Total Fixed Assets	**$3,574,992.57**
▾ Other Assets	
18000 Security Deposits	35,000.00
Total Other Assets	**$35,000.00**
TOTAL ASSETS	**$3,630,894.10**
▾ LIABILITIES AND EQUITY	
▾ Liabilities	
▾ Current Liabilities	
▾ Other Current Liabilities	
▾ 24000 Payroll Liabilities	0.00
24040 NC w/hold Payable	0.00
24050 NC-state Unemployment Payable	0.00
Total 24000 Payroll Liabilities	**0.00**
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
▾ Long-Term Liabilities	
25001 Promissory Note	1,405,000.00
30100 Patriot Business Bond Investor Contributions	371,500.00
Total Long-Term Liabilities	**$1,776,500.00**
Total Liabilities	**$1,776,500.00**
▾ Equity	
▾ 30400 MaguireJamison LLC Equity	
30200 MaguireJamison Capital Contribu	2,021,000.00
Total 30400 MaguireJamison LLC Equity	**2,021,000.00**
32000 Retained Earnings	0.00
Net Income	-166,605.90
Total Equity	**$1,854,394.10**
TOTAL LIABILITIES AND EQUITY	**$3,630,894.10**

Accrual basis Friday, April 26, 2024 11:01 AM GMT-04:00